SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   ----------


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              For November 21, 2002

                                 ING GROEP N.V.
                               Amstelveenseweg 500
                                1081-KL Amsterdam
                                 THE NETHERLANDS

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.



         Form 20-F       X                  Form 40-F
                    ------------                       -----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.



         Yes                                No          X
                 ----------                        ------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)      The Press Release issued on November 21, 2002

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[ING GROUP LOGO]


PRESS RELEASE



                                                    Amsterdam, 21 November 2002


ING GROUP FIRST NINE MONTHS 2002 RESULTS

All comparable figures in this press release relate to nine months 2002 versus nine months 2001, unless indicated otherwise

o    OPERATIONAL NET PROFIT +0.7% TO EUR 3,328 MILLION; PER SHARE EUR 1.72
     (+0.6%)
o    TOTAL INCOME EUR 58.1 BILLION (+8.3%, ORGANICALLY +6.4%)
o    TOTAL OPERATING EXPENSES +2.5% (ORGANICALLY +0.6%)
o SOLVENCY GOOD: ING VERZEKERINGEN N.V. 157% OF LEGALLY REQUIRED LEVEL, TIER-1 RATIO OF ING BANK N.V. 6.90%
o FURTHER RESTRUCTURING OF INTERNATIONAL WHOLESALE BANKING; FURTHER REDUCTION OF WORKFORCE BY 1,000 FTES; RESTRUCTURING PROVISION OF EUR 128 MILLION CREATED
o ACCELERATED UNLOCKING OF DEFERRRED ACQUISITION COSTS (DAC) ON US VARIABLE BUSINESS
o FULL YEAR PROFIT EXPECTATION: ING EXPECTS TO MATCH LAST YEAR'S OPERATIONAL PROFIT PER SHARE

CHANGES IN CAPITAL GAINS AND DIVIDEND POLICY
o STARTING IN 2003, TAKING OF CAPITAL GAINS ON EQUITY INVESTMENTS WILL DEPEND ON MARKET DEVELOPMENTS. END TO AUTOMATISM OF A 15% YEAR-ON-YEAR INCREASE
o PROPOSAL TO GENERAL SHAREHOLDERS' MEETING IN APRIL 2003 TO INTRODUCE OPTIONAL CASH/STOCK DIVIDEND AS FROM FINAL DIVIDEND 2002 TO FURTHER STRENGTHEN SOLVENCY AND SUPPORT ORGANIC GROWTH

CHAIRMAN'S STATEMENT
"The continued weak economic climate and the further sharp fall of stock market indices in the third quarter have affected our nine months' results, but we are pleased with a 0.7% increase in operational net profit." said Ewald Kist, chairman of the Executive Board. "Our broad product range - matching our clients' increased demand for low-risk products - enabled us to grow total income by 8.3%. Strong growth was reported by Postbank and ING Direct as well as by our pension business and developing markets insurance activities. In view of the uncertain future course of the economy and especially of the equity markets, however, we must step up our efforts to use capital more efficiently, to make additional cost cuts and to further rationalise the organisation. We will, for instance, continue to restructure our international wholesale banking operations to improve its profitability in the current strongly changed business environment. Starting in 2003, taking of capital gains on equity investments will depend on market developments. This decision puts an end to the automatism of a 15% year-on-year increase in realised capital gains on equities. We nevertheless intend to complete our capital gains programme for 2002 as planned. In order to further strengthen solvency and support organic growth, we will propose to our shareholders to introduce optional cash/stock dividend as from the final dividend 2002."

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
PRESS CONFERENCE CALL: 21 NOVEMBER 2002, AT 3 P.M. CET.   ANALYST CONFERENCE CALL: 22 NOVEMBER 2002, 3.30 P.M. CET
Press presentation available at 1 p.m. CET via            Analyst presentation available on 21 November, 3.30 p.m.
http://press.ing.com. Listen-in mode only:                CET via www.ing.com. Listen-in mode only:
- The Netherlands: +31 (0) 45 631 6902                    - The Netherlands: +31 (0) 45 631 6902
- United Kingdom: + 44 (0) 208 515 2320                   - United Kingdom: + 44 (0) 208 515 2306
                                                          - North America: +1 (0) 416 646 3096
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MEDIA RELATIONS: +31 20 541 5446             INVESTOR RELATIONS: +31 20 541 5462              INTERNET: www.ing.com
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

PROFIT EXPECTATION 2002
Provided that economic conditions and financial markets will not deteriorate further until year-end, the Executive Board expects to match last year's operational net profit per share of EUR 2.20.

CHANGES IN CAPITAL GAINS AND DIVIDEND POLICY
ING's strong financial position has been impacted by the depressed stock markets, the continued weak economic climate and the uncertainty with respect to a future recovery. Risk costs have risen substantially and low equity prices affect growth in income. The latter also limits the possibilities to realise capital gains on equity investments.

In order to further strengthen solvency, the following measures will be taken in addition to a more efficient use of capital, intensified cost cutting and increased focus on core businesses.

CAPITAL GAINS ON EQUITY INVESTMENTS OF THE INSURANCE OPERATIONS
Due to the continued decline of stock markets, the revaluation reserve of the equity investments of the insurance operations decreased to approximately EUR
0.9 billion (20 November 2002). In view of this low level of the revaluation reserve, ING will take capital gains on equities depending on market developments as from 2003. This decision ends the policy of a fixed and predetermined annual increase in capital gains on equities of 15%.

DIVIDEND POLICY
ING will propose to the Annual General Meeting of Shareholders in April 2003 to introduce optional cash/stock dividend as from the final dividend 2002. ING intends to fully fund the cash element by selling the stock dividends in the market. This policy change will enable ING to further strengthen solvency. Additional solvency will serve as a risk buffer for swings in asset values as well as support organic growth.

RESULTS
INCOME
Total income rose by a healthy 8.3% to EUR 58.1 billion. The organic increase (excluding acquisitions and exchange rate fluctuations) was 6.4%. Insurance income advanced 9.1% to EUR 49.5 billion. Premium income from life insurance grew by 6.4% to EUR 33.4 billion. Non-life premiums increased by 38.5% to EUR
6.3 billion, primarily reflecting the acquisition of ING Comercial America in Mexico. Banking income was up 4.0% to EUR 8.6 billion as the interest result increase exceeded the decline in commission and other income.

EFFICIENCY
Due to restructuring, integration and tight cost control, the increase in total operating expenses was limited to 2.5%. The organic increase was 0.6%. Compared to a year ago, the total number of staff decreased by 5,500 to 111,700 full-time equivalents. The organic decrease in operating expenses of the insurance activities was 5.3%. The difference between the relative premium growth and the relative expense growth was +22.8%-points (excluding GICs and the impact of the joint venture with ANZ in Australia), well above the target of at least +2%-points. There was an organic increase in banking operating expenses of 4.3%, largely due to a EUR 128 million restructuring provision with respect to the international wholesale banking operation. Excluding this provision and the fast-growing ING Direct, organic banking expenses showed a slight increase of 0.4%. The efficiency ratio of the banking activities (excluding ING Direct and the restructuring provision for international wholesale banking) improved to 69.9% from 70.5% in the first nine months of 2001 and 71.7% for the full year 2001.

PROFIT DEVELOPMENT
Operational net profit increased by 0.7% to EUR 3,328 million from EUR 3,304 million a year ago. The effective tax rate decreased from 22.8% to 20.4%, largely as a result of a change in tax legislation in Australia, the release of a tax provision, the sale of shares in Cedel and the ANZ transaction. The operational result before taxation declined by 2.1% to EUR 4,489 million.

Operational net profit from insurance improved 17.1% to EUR 2,478 million due to higher results in the Netherlands and Rest of Europe and an amount of EUR 225 million representing part of the profit on the sale of the life and mutual fund operations in Australia to the joint venture with ANZ. As announced earlier, the total profit of EUR 475 million on this transaction was made available for add-on acquisitions and was booked accordingly as non-operational non-distributional profit in the second quarter 2002. An amount of EUR 225 million of this profit had been earmarked for the earlier announced acquisition of additional shares in Bital in Mexico. This company was acquired by HSBC in the third quarter. Therefore, this amount has now been relabeled as operational distributable profit. Gross investment losses on fixed income securities of the insurance operations were EUR 474 million- equalling 68 basis points of the total bond portfolio - against EUR 119 million a year ago. Of these investment losses EUR 395 million was charged to the profit and loss account against EUR 55 million a year ago. The gross result of the insurance operations - i.e. before investment losses - increased by EUR 668 million to EUR 3,527 million (+23.4%).

On the banking side, the interest result showed a strong increase exceeding the combined effect of lower commission and other income. The economic downturn drove up the addition to loan loss provisions to EUR 925 million - equalling 50 basis points of credit risk weighted assets on an annual basis - compared to EUR 500 million a year ago. A restructuring provision with respect to the international wholesale banking activities of EUR 128 million was charged to the (operational) profit and loss account. As a result, operational net profit from banking came in 28.5% lower at EUR 850 million. The gross banking result - i.e. before the addition to loan loss provisions - improved by EUR 2 million to EUR
2.282 million (+0.1%), excluding the restructuring provision the gross banking result rose by EUR 130 million (+5.7%).

RETURN ON EQUITY
The operational net return on equity increased from 18.4% for the full year 2001 to 21.8% in the first nine months of 2002. The return on equity of the insurance operations was 22.6% against 16.9% for the full year 2001. The risk-adjusted return on capital (RAROC) of ING's banking operations was 14.5% compared to 13.5% for the full year 2001 (pre-tax and excluding ING Direct). Also excluding the restructuring provision, RAROC was 15.7%.

SOLVENCY
The capital base of ING Verzekeringen N.V. amounted to EUR 14.1 billion, end of period, well in excess (157%) of the legally required solvency of EUR 9.0 billion. On 30 September 2002, the tier-1 ratio and the BIS ratio of ING Bank N.V. stood at 6.90% and 10.30% respectively, both well above the regulatory required levels.

OPERATIONAL REALISED CAPITAL GAINS
Net realised capital gains on equity investments of the insurance operations were EUR 615 million compared to EUR 523 million a year ago (+17.6%). Net realised capital gains on real estate amounted to EUR 150 million against EUR 73 million in the first nine months of 2001. End of September 2002, the revaluation reserve of equity investments of the insurance operations was EUR 0.1 billion and has since increased to EUR 0.9 billion (20 November 2002). For the full year 2002, realised capital gains on equity investments are expected to increase at the planned rate of 15% to approximately EUR 820 million provided the equity markets and in particular the Euronext Amsterdam Stock Market do not deteriorate significantly.

ACCELERATED UNLOCKING OF DEFERRED ACQUISITION COSTS (DAC)
In the US, acquisition expenses of variable business are deferred and subsequently amortised. The annual write-off is determined on the basis of estimated future gross profits. Lower expected profits - e.g. reflecting stock market weakness and a lower depressed level of assets under management as is currently happening - causes a higher write-off of DAC in the current year due to the catch-up of amortisation in old and future years. This process which is known as DAC unlocking led to an extra charge of EUR 155 million (pre-tax in the first nine months 2002; first six months 2002 EUR 69 million).

Furthermore, ING has decided to adopt a more conservative approach than current industry practice to determine the estimated future gross profits of its variable business in the US. ING also revised its assumptions with respect to the future growth of the funds in which premiums are invested. This has been done in view of the sharply increased volatility in the stock markets and the absence of any strong sign of a near-term rebound. These changes led to an additional charge of EUR 70 million to the third quarter operational result before taxation.


STRATEGIC DEVELOPMENTS
FURTHER RESTRUCTURING OF INTERNATIONAL WHOLESALE BANKING
The international wholesale banking operations will be restructured further in order to restore its profitability. Adapting the size of the organisation to match current market conditions, the workforce will be reduced by a further 1,000 full-time equivalents on top of the realised reduction at wholesale banking by 700 compared to year-end 2001. The additional restructuring measures particularly focus on underperforming branches and businesses. Also, the efficiency of back offices and operations / information technology will be improved by reducing the number of booking and administrative centres. To cover the expenses of these measures, a restructuring provision of EUR 128 million has been charged to the (operational) profit and loss account in the third quarter 2002.

US INSURANCE OPERATIONS
US insurance operations remained on track with expense controls and integration efforts. In the fourth quarter of 2001, the company announced a major reorganisation of its US operations. In the first nine months 2002, 1,895 employees have been notified of their release dates, of which 1,374 have been released. The related gross cost savings are EUR 94 million for the year 2002 increasing to EUR 120 million on an annualised basis. Compared to end of September last year, the total US workforce decreased by 14.6% from 11,325 employees to 9,669 employees as per 30 September 2002.

STRONG GROWTH AT ING DIRECT; BREAK-EVEN IN THIRD QUARTER
Compared to a year ago, ING Direct realised a 77% increase in the number of clients to 4.6 million and more than doubled funds entrusted to EUR 51.3 billion. For the first time, the combined ING Direct operations in 7 large countries reached break-even in the third quarter 2002 (after capital charges and overhead costs). The nine months' loss before taxation decreased to EUR 80 million from EUR 151 million in the same period last year. The strong growth in funds entrusted and client base combined with the current steep yield curve led to a substantial increase in income, exceeding the rise in expenses. The operations in Canada, Australia and Germany (DiBa) reported profits for the first nine months' period.

CONTINUED GROWTH OF DEVELOPING MARKETS INSURANCE
Premium income of the insurance operations in developing markets increased in local currencies by 51.8% to EUR 5.9 billion. Excluding the full consolidation of ING Comercial America in Mexico and the divestment of Aetna Argentina, premium growth was 10.3%. The pre-tax operational result of developing markets insurance improved by 50.3% to EUR 532 million, which is equal to 17% of the overall result from insurance. Strong performance improvements were reported by Poland, Mexico and Korea.

CUSTODY ALLIANCE WITH BANK OF NEW YORK
ING and Bank of New York (BNY) will create a European commercial alliance for sales, marketing and servicing of global custody and related services to institutional clients in Germany, the Benelux and Central and Eastern Europe. The new partnership will provide global custody services to the global assets of ING Investment Management's Benelux operations, encompassing approximately EUR 90 billion. ING Bank will provide sub-custody services to BNY in the Netherlands, Germany and Central and Eastern Europe complementing the long-standing sub-custody relationship between BNY and BBL. Several weeks prior to the agreement on the alliance, ING and BNY announced a global arrangement to outsource ING's international cash equities clearing and settlement operations in London, New York, Hong Kong and Singapore to BNY.

ING INVESTMENT MANAGEMENT STRENGTHENS LINKS WITH DISTRIBUTION CHANNELS
The three regional platforms of ING Investment Management (IIM), the largest asset management unit of ING, have been transformed into business units within ING's regional Executive Centres in the Americas, Asia/Pacific and Europe. Each Executive Centre now includes ING's three core businesses insurance, banking and asset management. The purpose of this organisation change is to strengthen the strategic and operational links between the investment units and the distribution channels. The financial results of all asset management activities will be reported within the regional Executive Centres as of 2003, but ING will continue to coordinate its asset management business globally at Executive Board level and report the total functional profit contribution from asset management on a global basis.

ING VYSYA BANK: SHAREHOLDING INCREASED TO 44%
ING closed the purchase of an additional 24% stake in Vysya Bank Ltd. in India for approximately EUR 73 million increasing its interest to 44%. The transaction marks the largest foreign direct investment by an international financial institution in an Indian bank under the newly increased 49% cap on foreign direct investment in Indian banks.

PENSION FUND LAUNCH IN RUSSIA
Recently, ING launched the Non-State Pension Fund ING in Russia. The fund, the first of its kind in Russia and modelled after similar ING funds in western markets, will focus on providing tailor-made pension solutions for employees of international and local companies. The Non-State Pension Fund ING will offer defined contribution schemes to corporate clients with individual employee pension accounts. This will be offered through dedicated ING pension consultants, ING Bank and third party international brokers.

ING REAL ESTATE STRENGTHENS POSITION IN SPAIN AND US
ING Real Estate recently increased its 30% stake in Spanish real estate company Promodeico to full ownership by acquiring the remaining 70%. Promodeico will be combined with ING Real Estate Iberica Development and Viena Inmuebles. As of January 2003, the combined company will operate under the name ING Real Estate Development and will be active as an all-round real estate developer creating value in the field of shopping centres, residential units and industrial real estate.

In the US, ING Real Estate's subsidiary Clarion has entered into an agreement to acquire the Crow Holdings Industrial Trust, a private Real Estate Investment Trust ('REIT') which invests in industrial real estate throughout the United States.

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
GROUP FINANCIAL HIGHLIGHTS

----------------------------------------------------------------------------------------------------------
TABLE 1. KEY PROFIT AND LOSS FIGURES ING GROUP
                                        First       FIRST           %          Q3          Q3           %
                                         nine        NINE      change        2001        2002      change
                                       months      MONTHS
in EUR x million                         2001        2002
----------------------------------------------------------------------------------------------------------
Total income                           53,641       58,107        8.3      17,429      17,593         0.9
- insurance operations                 45,345       49,471        9.1      14,840      14,817        -0.2
- banking operations                    8,311        8,647        4.0       2,594       2,779         7.1

Operational net profit                  3,304        3,328        0.7         901         974         8.1
- insurance operations                  2,116        2,478       17.1         653         825        26.3
- banking operations                    1,188          850      -28.5         248         149       -39.9

Non-operational net profit                325          250                               -233
Net profit                              3,629        3,578       -1.4         901         741       -17.8
in EUR
Operational net profit per share         1.71         1.72        0.6        0.47        0.50         6.4
----------------------------------------------------------------------------------------------------------

RESULTS FIRST NINE MONTHS 2002 VERSUS FIRST NINE MONTHS 2001
This year's first nine months' results were affected by increasingly volatile financial markets, the continued downward trend in equity prices and a further deterioration of the general business climate. These developments resulted in a marked increase in risk costs and investment losses in both banking and insurance as well as in lower securities commission income and lower asset management fees. Thanks to total income growth of 8.3% as a result of strongly higher sales of savings products and interest rate linked life insurance products and a limited increase in total operating expenses of 2.5%, the modest increase in Group operational net profit is a satisfactory result. The results of the banking operations were down due to higher risk costs, lower commission income, lower results from financial transactions and the restructuring provision for the international wholesale banking operations in the third quarter 2002. The insurance operations reported a 17.1% increase in operational net profit despite substantially increased investment losses and the charges with respect to acceleratedDAC unlocking in the US life operations.

Group operational net profit improved 0.7% to EUR 3,328 million or EUR 1.72 per share (+0.6%). The result was positively influenced by a relatively low effective tax rate and a number of exceptional items totalling EUR 270 million against EUR 150 million a year ago.

The insurance operations reported an increase in operational net profit by 17.1% to EUR 2,478 million. The gross result of the insurance operations - i.e. before investment losses - increased by EUR 668 million to EUR 3,527 million (+23.4%). As explained, EUR 225 million of the EUR 475 million profit related to the joint venture with ANZ is included. The surrender of a large group life insurance contract contributed an exceptional profit of EUR 79 million after tax. The comparable period last year included exceptional items to an amount of EUR 150 million. Both life and non-life operations saw a result increase. ING Comercial America added EUR 101 million to net profit compared to EUR 14 million a year ago.

The operational net profit of the banking operations fell by 28.5% to EUR 850 million due to strongly increased risk costs and a restructuring provision of EUR 128 million with respect to international wholesale banking. Despite this provision, the gross result - i.e. before the addition to loan loss provisions - increased by EUR 2 million (+0.1%). The interest result improved strongly as a result of increased volumes and a widening of the interest margin. Total operating expenses showed an increase by 5.6%. Excluding the restructuring provision for wholesale banking, acquisitions, exchange rate fluctuations and ING Direct, the increase was only 0.4%. The tax-exempt profit on the sale of the shareholding in clearing house Cedel of EUR 94 million was included as an exceptional item in 2002.

Currency exchange rate fluctuations impacted Group operational net profit by + EUR 9 million, including EUR 19 million from the dollar hedge, being the difference between the dollar hedge result for this and last year. As stated in the first six months release, the results of the Group's insurance operations in the US for the year 2002 are fully hedged at a EUR/USD exchange rate of 0.879. In anticipation of a further strengthening of the euro versus the US dollar, ING has hedged the expected profits of the US insurance operations for the years 2003 and 2004 at a EUR/USD exchange rate of 0.920 and 0.922 respectively.

Total operating expenses edged up 2.5%. Organically, i.e. excluding acquisitions and exchange rate fluctuations, operating expenses were up 0.6%. Among the factors that pushed expenses up were new acquisitions, higher personnel expenses in the Netherlands (new collective labour agreement and higher pension costs), the growth at ING Direct, start-up expenses in China and India, the wholesale banking restructuring provision and additional investments in a number of synergy projects. The impact of these factors was largely neutralised by the expense reduction resulting from significant headcount reductions relating to integration projects and strict cost control.

The effective tax rate decreased from 22.8% to 20.4%. The decrease mainly followed from a change in tax legislation in Australia, the release of a tax provision, the sale of shares in Cedel and the transaction with ANZ. This effect was mitigated by higher taxes of the operations in Taiwan.

RESULT THIRD QUARTER 2002 VERSUS SECOND QUARTER 2002
The third quarter operational net result dropped 20.0% on the second quarter 2002. The insurance operations reported a decrease of 4.7%, largely due to accelerated DAC unlocking, lower realised gains on real estate and a higher effective tax rate, partly compensated by the gain on the ANZ transaction and the profit on the surrender of a group life contract in the second quarter. The operational net profit from banking operations dropped by 57.7%. The decrease is
- next to the restructuring provision for international wholesale banking - caused by lower commission income, lower results from financial transactions and the Cedel gain in the second quarter. The interest result, however, improved, while the addition to the provision for loan losses decreased by EUR 25 million.

RESULT THIRD QUARTER 2002 VERSUS THIRD QUARTER 2001
Operational net profit in the third quarter 2002 increased by 8.1% compared to the same quarter last year. The increase of the insurance operations (+26.3%) was strongly affected by the WTC losses last year and the ANZ gain this year. Excluding these items, the net profit decreased by 20.3% mainly caused by accelerated DAC unlocking, higher default losses, lower fee income and a substantially higher effective tax rate, partly offset by the full consolidation of the Mexican operations. In the third quarter 2002, the banking operations reported a 39.9% lower net profit compared to a year ago, entirely caused by the restructuring provision created for international wholesale banking. Excluding this item, net profit more or less equalled last year's profit for the same quarter. The increase in (interest) income was sufficient to compensate for substantially higher risk costs and higher operating expenses.

RESULTS BY EXECUTIVE CENTRE

-------------------------------------------------------------------------------
TABLE 2. OPERATIONAL RESULT BEFORE TAXATION BY EXECUTIVE CENTRE
                           First nine months      FIRST NINE MONTHS           %
in EUR x million                        2001                   2002      change
-------------------------------------------------------------------------------
ING Group                              4,584                  4,489        -2.1
- ING Europe                           3,366                  3,092        -8.1
- ING Americas                           772                    753        -2.5
- ING Asia/Pacific                       278                    484        74.1
- ING Asset Management                   117                    115        -1.7
Other                                     51                     45       -11.8
-------------------------------------------------------------------------------

Higher risk costs in banking and the restructuring provision with respect to international wholesale banking pushed down the pre-tax operational result of ING Europe. However, excluding these risk costs and the restructuring provision the result increased by 6.9%. Postbank and ING Direct continued to perform solidly thanks to strong demand for savings. The results of the German banking operations were disappointing. The insurance operations of ING Europe reported a 10.2% increase in pre-tax profit.

Notwithstanding better insurance results in Canada and Mexico, the ING Americas' pre-tax operational result slipped due to higher investment losses and higher DAC unlocking in the US life operations. The comparable result in 2001 was negatively impacted by the WTC losses.

ING Asia/Pacific reported a strong increase in its pre-tax operational profit due to the operational part (EUR 225 million) of the EUR 475 million profit on the sale of the Australian life and mutual fund operations to the joint venture with ANZ. Korea, Taiwan and Japan reported higher life results, Malaysia was lower. Start-up expenses in India and China had a modest negative impact on result.

ING Asset Management continued to be impacted by the downward trend in equity prices and lower seed capital returns.

KEY BALANCE SHEET FIGURES

--------------------------------------------------------------------------------
TABLE 3. KEY BALANCE SHEET FIGURES
                                     Year-end      30 SEPTEMBER         % change
in EUR x billion                         2001              2002      on year-end
--------------------------------------------------------------------------------
Shareholders' equity                     21.5              16.5            -23.3
- insurance operations                   15.4              10.6
- banking operations                     15.4              15.4
- eliminations*                          -9.3              -9.5

Total assets                            705.1             721.6              2.3

Operational net return on equity        18.4%             21.8%
- insurance operations                  16.9%             22.6%
- banking operations                    10.2%              8.3%

Total assets under management           513.2             456.7            -11.0
--------------------------------------------------------------------------------
* Own shares, subordinated loans, third-party interests, debenture loans, and other eliminations.

Shareholders' equity decreased as the net result of a negative revaluation (-EUR
4.9 billion) of the equity and real estate portfolio, the write-off of goodwill (-EUR 1.1 billion), exchange rate fluctuations (-EUR 0.9 billion), the payment of the final dividend 2001 and interim dividend 2002 (-EUR 2.0 billion) and the addition of the net profit in the first nine months of 2002 (+EUR 3.6 billion).

The operational net return on equity increased from 18.4% for the full year 2001 to 21.8%. The insurance operations showed a return of 22.6% compared to 16.9% for the full year 2001. The return on equity of the banking operations was 8.3% compared to the full year 2001 level of 10.2%. Excluding ING Direct and the restructuring provision, however, the banking operations returned 10.7% on equity against 11.6% for the full year 2001.

Compared to year-end 2001, total assets under management were 11.0% lower at EUR
456.7 billion. The net new inflow of EUR 7.3 billion demonstrates continued strong client confidence in ING's investment professionals. In addition, the joint venture with ANZ contributed EUR 4.3 billion. The negative impact of the ongoing slide in asset values and exchange rate fluctuations was EUR 68 billion.

KEY FIGURES AND HIGHLIGHTS OF THE INSURANCE OPERATIONS

---------------------------------------------------------------------------------------------
TABLE 4. PREMIUM INCOME AND PRE-TAX OPERATIONAL RESULT OF THE INSURANCE OPERATIONS
                                         First nine     FIRST NINE            %             %
                                             months         MONTHS       change       organic
in EUR x million                               2001           2002                     change
---------------------------------------------------------------------------------------------
PREMIUM INCOME                               35,942         39,711         10.5           8.4
Life insurance                               31,383         33,399          6.4           8.4
Non-life insurance                            4,559          6,312         38.5           8.9

OPERATIONAL RESULT BEFORE TAXATION
                                              2,804          3,132         11.7           4.7
Life insurance                                2,332          2,622         12.4           6.0
Non-life insurance                              472            510          8.1          -0.8
---------------------------------------------------------------------------------------------

Given the deteriorated economic climate, life insurance premiums increased organically at a satisfactory pace of 8.4%. Compared to a year ago, sales of GICs (guaranteed investment contracts) were much lower. Excluding GICs, life premiums rose by 16.1% reflecting increases in Belgium, Korea, Japan - where a new annuity product is a strong seller - and Australia. In the US, fixed annuity premiums grew strongly by 123% in US dollars. The consolidation of ING Comercial America is the most important contributing factor to the increase in non-life premiums. Life insurance premiums stood at 84% of total premiums.

Ongoing expense control and further restructuring and integration, led to a 5.3% decrease in organic operating expenses notwithstanding expense increases with respect to pensions and the life insurance start-ups in China and India. The difference between the relative premium growth and the relative expense growth was +22.8% (excluding GICs and the joint venture with ANZ), well above the target of at least +2%-points. The improvement was largely due to higher fixed annuity sales in the US.

The operational result before taxation increased by 11.7% to EUR 3,132 million. This figure includes exceptional profits of EUR 225 million with respect to ANZ and EUR 120 million from the surrender of a group life insurance contract. Exceptional items in the first nine months 2001 totalled EUR 217 million. Other contributing factors to the result increase were higher realised capital gains on equity investments and real estate.

The combined ratio of the non-life operations improved from 102% to 100%.

ING EUROPE
Life premiums in the Netherlands improved slightly by 2.6% to EUR 3,846 million. Group life premiums - both recurring and single premiums - increased. Individual single life premiums decreased following the changed tax treatment but also as a consequence of ING's policy to put profitability before sales volume. Non-life premiums increased by 2.2% to EUR 1,564 million, largely reflecting higher premiums in Health.

The life result in the Netherlands strengthened by 9.9% to EUR 1,559 million due to higher realised capital gains, a profit on the surrender of a group life contract and a higher than expected result on expenses. The comparable result in 2001 was positively impacted by a partial release of a catastrophe provision and a gain from old reinsurance business. Interest received on an intercompany loan to the US operations was lower and so were results on venture capital activities. Investment losses were higher. The non-life result decreased by 10.9% to EUR 147 million with lower results in Loss of income/Accident, Motor and Miscellaneous due to lower realised capital gains.

Life premiums in Belgium grew by 32.1% to EUR 1,495 million on the back of ongoing strong sales of unit-linked products. Over the last few years ING has gained a strong position in the Belgian market for unit-linked life insurance.

Life premium income in other countries in Europe decreased by 2.4% in local currencies to EUR 1,060 million, primarily due to lower sales of employee benefits products in Spain. The total life result increased from EUR 88 million to EUR 108 million. Higher results were reported by Italy, Poland, Hungary and the Czech Republic while Greece and Spain reported much lower results.

ING AMERICAS
ING Americas' result before taxation was 2.5% lower at EUR 753 million compared to EUR 772 million for the first nine months of 2001. The decline is the net result of expense reductions in the US, Mexico, Canada and Chile, better underwriting performance in Mexico, higher investment income and lower financing costs on the one hand and accelerated amortisation of deferred acquisition costs, higher investment losses and lower revenues on assets under management on the other. Corporate reinsurance business made a profit of EUR 24 million, EUR 40 million lower than a year ago. The decrease was primarily due to a one-off gain from old reinsurance activities in 2001. The hedge program of the US and Canadian dollar contributed EUR 49 million compared to EUR 20 million a year ago.

In the United States, the pre-tax operational result decreased by EUR 156 million to EUR 307 million. The performance continued to be affected by the adverse economic situation, the continued downward trend in equity prices and unfavourable mortality on individual reinsurance. The decrease was softened by strong expense reduction (-13%, organically), better results from fixed and guaranteed performance products, higher investment income and lower financing costs. The 2001 result was strongly impacted by the WTC losses of EUR 150 million. The weak economy and business climate caused an increase in investment losses to EUR 410 million (86 basis points of the relevant bond portfolio). Furthermore, financial market developments continued to accelerate DAC amortisation on variable annuities which led to an extra charge of EUR 155 million. Also the methodology and net growth rate used to determine the estimated future gross profits for the variable business were revised. This led to additional DAC amortisation of EUR 70 million. Financial market developments also led to higher increases in reserves for guaranteed benefits associated with the variable products. Reserves for guaranteed benefits increased by EUR 22 million in the first nine months 2002, including an extra EUR 10 million from the lowering of the assumed net growth rate of equities. The financing costs of the US operations were positively impacted by lower interest rates and lower debt levels.

-------------------------------------------------------------------------------
TABLE 5. LIFE PREMIUM INCOME IN THE US BY PRODUCT LINE
                                     First nine       FIRST NINE              %
                                         months           MONTHS         change
In EUR x million                           2001             2002
-------------------------------------------------------------------------------
Life                                      1,754            1,804            2.9
Fixed annuities                           2,103            4,534          115.6
Variable annuities                        3,589            3,407           -5.1
Rollover Payout                             251              174          -30.7
Employee Benefits                           580              579           -0.2
Defined Contribution                      6,504            6,344           -2.5
Reinsurance                                 698              731            4.7
Institutional Markets (GICs)              5,071            3,417          -32.6
Other                                         -               11           n.a.
                                         ------           ------          -----
Total                                    20,550           21,001            2.2
-------------------------------------------------------------------------------


Strong sales of fixed annuities were the main driver of the increase in life premium income in the US. GIC premiums were lower compared to a record high in 2001, due to reduced levels of short-term contract renewals. Excluding GICs, total premium income increased by 14%.

The Canadian operations reported a pre-tax operational result of EUR 118 million, EUR 25 million better than a year ago. The increase is mainly associated with favourable loss ratios and higher realised capital gains. For the first nine months of 2002, the combined ratio stood at 95%. Premium income in Canada increased by 42% (at constant exchange rates), primarily due to the businesses acquired from Zurich North America Canada (excluding Zurich NAC +23%).

Compared to the first nine months of 2001, the operational result before taxation in Mexico improved by EUR 141 million to EUR 208 million. This is due primarily to favourable underwriting results and higher investment income, as well as the acquisition of the additional 58.5% of ING Comercial America in the second half of 2001.

The South American operations showed a pre-tax result of EUR 48 million, EUR 14 million below the same period last year. Continuation of the economic crisis in Argentina and the economic uncertainty in Brazil are being monitored closely, although the financial risk of the insurance operations is limited.

ING ASIA/PACIFIC
The insurance operations in Asia/Pacific reported a pre-tax operational result of EUR 472 million, up 71% from EUR 276 million in the first nine months of 2001. The operational result includes EUR 225 million from the EUR 475 million profit on the sale of 49% of the life and mutual fund operations in Australia to the joint venture with ANZ. The remaining EUR 250 million has been booked as non-operational non-distributable net profit.

The Australian life result improved strongly due to the operational part of the profit on the sale of the life and mutual fund operations to the joint venture with ANZ. This increase was partly offset by the impact of an accounting change for premium and investment taxes. China and India experienced higher start-up expenses. Taiwan showed strong results due to growth of business in combination with tight expense control. The result of the life company in Japan increased by 120% to EUR 26 million following lower claims in the second and third quarter and tight expense control. The life company in Korea recorded a 32% result increase fuelled by continued strong production, better persistency and a higher business volume. The result of Australian non-life operations was better with fewer large claims. Premium income in Asia/Pacific grew with 22% mainly due to Korea and the strong sales of a newly introduced single premium variable annuity product in Japan.

KEY FIGURES AND HIGHLIGHTS OF THE BANKING OPERATIONS

---------------------------------------------------------------------------------------------
TABLE 6. PROFIT AND LOSS ACCOUNT OF THE BANKING OPERATIONS
                                                         First nine     FIRST NINE          %
in EUR x million                                        months 2001    MONTHS 2002     change
---------------------------------------------------------------------------------------------
Interest result                                               4,407          5,583       26.7
Income from securities and participating interests              344            289     - 16.0
Commission                                                    2,085          1,993     -  4.4
Results from financial transactions                           1,012            482     - 52.4
Other results                                                   463            300     - 35.2
                                                              -----          -----
TOTAL INCOME                                                  8,311          8,647        4.0

Personnel expenses                                            3,781          3,695     -  2.3
Other operating expenses                                      2,245          2,670       18.9
                                                              -----          -----
Total operating expenses                                      6,026          6,365        5.6
Other interest expenses                                           5              0
                                                              -----          -----
Total expenses                                                6,031          6,365        5.5
GROSS RESULT                                                  2,280          2,282        0.1

Additions to the provision for loan losses                      500            925       85.0
                                                              -----          -----
RESULT BEFORE TAXATION                                        1,780          1,357     - 23.8

EFFICIENCY RATIO*                                             70.5%          69.9%
---------------------------------------------------------------------------------------------

* Excluding ING Direct and the restructuring provision with respect to international wholesale banking.

The banking operations reported an operational result before taxation of EUR 1,357 million, EUR 423 million (-23.8%) lower than a year ago. The decrease is largely attributable to a substantially higher addition to loan loss provisions (+EUR 425 million to EUR 925 million) necessitated by an ongoing deterioration of economic conditions. Furthermore, the creation of a provision for the restructuring of the international wholesale banking activities outside the Netherlands led to a charge of EUR 128 million in the third quarter 2002. Despite the restructuring provision, the gross result rose by EUR 2 million (+0.1%). Total income improved by EUR 336 million (+4.0%), reflecting strongly increased interest results more than offsetting the decrease in the other income components. Operating expenses rose by EUR 339 million or 5.6%, to a large extent caused by the continuous expansion of the ING Direct activities and the restructuring provision. While most banking units showed lower results before taxation, both Postbank and ING Direct reported a strongly improved performance.

At EUR 274 million the pre-tax banking result in the third quarter 2002 was EUR 263 million lower than in the preceding quarter. The decrease was - apart from an exceptional profit of EUR 94 million on the sale of Cedel shares in the second quarter - mainly caused by lower (securities) commission, lower results from financial transactions and the aforementioned restructuring provision. The addition to loan loss provisions decreased slightly by EUR 25 million.

-------------------------------------------------------------------------------
TABLE 7. ING DIRECT
                               NUMBER OF CLIENTS                FUNDS ENTRUSTED
                                         x 1,000               in EUR x billion
                   Year-     30 SEP-               Year-     30 SEP-
                     end      TEMBER          %      end      TEMBER          %
                    2001        2002     change     2001        2002     change
-------------------------------------------------------------------------------
Canada               480         627         31      3.4         5.4         59
Spain                397         578         46      3.8         6.0         58
Australia            278         414         49      2.9         4.0         38
France               181         253         40      3.2         5.3         66
USA                  338         760        125      3.3         9.2        179
Italy                 75         202        169      1.2         3.6        200
Germany              827       1,738        110      6.2        17.8        187
                   -----       -----      -----     ----        ----       ----
Total              2,576       4,572         77     24.0        51.3        114
-------------------------------------------------------------------------------

Ahead of plan, ING Direct (including DiBa as from 2002) reached break-even for the first time in the third quarter 2002. The nine months' loss before taxation decreased to EUR 80 million from EUR 151 million in the same period last year. The strong growth in funds entrusted and client base combined with the current steep yield curve led to a substantial increase in income, exceeding the rise in expenses. The operations in Canada, Australia and Germany (DiBa) reported profits.

The operational result before taxation in the Netherlands shows a satisfactory 6.0% increase(see also appendix 6). The result in Belgium rose even stronger by 26.8%, helped by the exceptional profit on Cedel (EUR 64 million booked in Belgium) and lower risk costs. Despite a disappointing performance in the third quarter 2002 (mainly caused by high risk costs), the nine months' 2002 result in North America improved strongly, but was still negative. Australia is now showing a firm profit, mainly due to ING Direct. The pre-tax results in the Rest of Europe, South America and Asia, however, decreased sharply, mainly because of substantial higher risk costs, lower results from financial transactions and the restructuring provision created in the third quarter 2002.

The interest result increased by EUR 1,176 million (+26.7%) to EUR 5,583 million due to a higher average balance sheet total (+EUR 30.5 billion) and an improvement of the interest margin in the first nine months 2002 to 1.59% from 1.34% a year ago. The widening of the interest margin can be attributed to improved product margins, a steepening of the average yield curve and strong growth in retail savings.

Bank lending increased by EUR 18.3 billion (+7.2%) compared to year-end 2001, of which EUR 4.9 billion relates to the consolidation of DiBa and Toplease. Bank lending in the Netherlands was up EUR 18.1 billion (+14.5%), of which EUR 12.4 billion is attributable to corporate lending (including a EUR 6.7 billion increase in reverse repos) and EUR 5.7 billion to personal lending (mainly residential mortgages). Bank lending outside the Netherlands did not change significantly (+EUR 0.2 billion). DiBa added EUR 4.4 billion, but reverse repos decreased by EUR 6.0 billion (mainly BBL). The depreciation of most currencies against the euro also had a negative impact.

Income from securities and participating interests amounted to EUR 289 million, a decrease by EUR 55 million (-16.0%) on the first nine months 2001. This item includes the exceptional profit of EUR 94 million on the sale of Cedel-shares (realised in the second quarter 2002). In the first nine months 2001 the EUR 40 million profit on the sale of the US investment banking activities was included.

-------------------------------------------------------------------------------
TABLE 8. COMMISSION
                                      First nine       FIRST NINE             %
in EUR x million                     months 2001      MONTHS 2002        change
-------------------------------------------------------------------------------
Funds transfer                               393              472          20.1
Securities                                   664              560        - 15.7
Insurance broking                             63               87          38.1
Management fees                              548              525        -  4.2
Brokerage and advisory fees                  157              127        - 19.1
Other                                        260              222        - 14.6
                                           -----            -----          ----
Total                                      2,085            1,993        -  4.4
-------------------------------------------------------------------------------

Total commission decreased by EUR 92 million (-4.4%) compared to the first nine months 2001. Securities commission dropped by EUR 104 million (-15.7%) caused by the sharp fall of the stock markets. This also caused a decline in management fees (-4.2%) and brokerage and advisory fees (-19.1%). Funds transfer commission increased strongly (+20.1%), primarily in the Netherlands. The 38.1% increase in insurance broking commission is entirely due to BBL.

-------------------------------------------------------------------------------------
TABLE 9. RESULTS FROM FINANCIAL TRANSACTIONS

                                               First nine      FIRST NINE           %
in EUR x million                              months 2001     MONTHS 2002      change
-------------------------------------------------------------------------------------

Result from securities trading portfolio              592             325      - 45.1
Result from currency trading portfolio                395             218      - 44.8
Other                                                  25             -61
                                                    -----             ---
Total                                               1,012             482      - 52.4
-------------------------------------------------------------------------------------

The continued downward trend in equity prices impacted the result from securities trading negatively by EUR 267 million (-45.1%). The decrease can largely be attributed to BBL, international wholesale banking and the former ING Furman Selz Asset Management (revaluation of seed capital investments). The result from currency trading was EUR 177 million lower (-44.8%). The other result from financial transactions (including results from derivatives trading) dropped from +EUR 25 million in the first nine months 2001 to a loss of EUR 61 million this year of which EUR 53 million follows from a reclassification of result from derivatives trading to interest income.

Other results decreased by EUR 163 million (-35.2%) compared to the first nine months 2001. The decrease is among others due to lower leasing income.

Total operating expenses increased by EUR 339 million (+5.6%) compared to the first nine months of 2001. To an amount of EUR 128 million this increase is due to the restructuring provision for international wholesale banking. If currency exchange rate fluctuations, the consolidation of DiBa and Toplease and the restructuring provision are excluded, the increase amounted EUR 127 million (+2.1%). The further expansion of ING Direct (excluding DiBa) added EUR 103 million to expenses. The investments in a number of synergy projects rose by EUR 110 million. These effects were partly offset by the sale of the US investment banking activities in April 2001, stringent cost control and lower bonus accruals.

Despite the impact of the collective labour agreement and higher pension costs mainly in the Netherlands, total personnel expenses decreased by EUR 86 million (-2.3%), reflecting a 0.9% lower average headcount, lower bonus accruals and a change in the staff composition (fewer staff in investment banking, more in ING Direct). Total other operating expenses were EUR 425 million (+18.9%) higher, mainly due to ING Direct, the consolidation of DiBa and Toplease and the restructuring provision.

Excluding the continued rapidly expanding ING Direct operations and the restructuring provision for international wholesale banking, the efficiency ratio (total expenditure, excluding the addition to the provision for loan losses, as a percentage of income) was 69.9%, a slight improvement compared to 70.5% for the first nine months of 2001 and 71.7% for the full year 2001.

The continued weak economic conditions in the third quarter 2002 required a EUR 300 million addition to the provision for loan losses. This is a slight decrease compared to the second quarter 2002 (EUR 325 million). Loan loss provisioning for the first nine months 2002 was EUR 925 million, an increase of EUR 425 million compared to a year ago, corresponding with 50 basis points (annualised) of credit risk weighted assets against 32 basis points for the full year 2001.

RISK ADJUSTED RETURN ON CAPITAL
The Risk adjusted Return on Capital (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. The credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. ING Direct is excluded.

--------------------------------------------------------------------------------------------------
TABLE 10. RAROC BANKING OPERATIONS, EXCLUDING ING DIRECT
                                               RAROC (pre-tax)                    Economic capital
                                                                                  in EUR x billion
                                   Full year       FIRST NINE      Full year            FIRST NINE
                                       2001*      MONTHS 2002          2001*           MONTHS 2002
--------------------------------------------------------------------------------------------------
ING Europe                             13.7%            15.1%           13.7                  14.1
ING Asset Management                    9.5%             3.7%            0.6                   0.7
                                       ----             ----            ----                  ----

Total banking operations               13.5%            14.5%           14.3                  14.8
--------------------------------------------------------------------------------------------------

* Restated based on changed management structure.

The overall (pre-tax) RAROC figure of ING's banking operations was 14.5%, an improvement of 1.0%-points compared to the full year 2001. Excluding the restructuring provision RAROC was 15.7%. Total economic capital increased by EUR
0.5 billion, mainly due to higher credit and market risk capitals.

The solvency ratio (BIS ratio) of ING Bank N.V. was 10.30% at the end of September 2002 (year-end 2001: 10.57%). The tier-1 ratio was 6.90% against 7.03% at year-end 2001. Both ratios are well above the required levels. In July 2002, ING Group issued USD 800 million additional tier-1 securities, which were used to strengthen the ratios of ING Bank N.V. Total risk weighted assets amounted to EUR 257.5 billion at the end of September 2002 (year-end 2001: EUR 243.2 billion).


KEY FIGURES AND HIGHLIGHTS OF THE ASSET MANAGEMENT OPERATIONS
---------------------------------------------------------------------------------
TABLE 11. ASSETS UNDER MANAGEMENT
                                           Year-end      30 September           %
in EUR x billion                               2001              2002      change
---------------------------------------------------------------------------------
Mutual funds                                  183.9             164.6      - 10.5
Institutional clients                         163.4             133.4      - 18.4
                                              -----             -----
Third parties                                 347.3             298.0      - 14.2
For own account                               165.9             158.7      -  4.3
                                              -----             -----
Total                                         513.2             456.7      - 11.0

Share of third parties                        67.7%             65.3%
---------------------------------------------------------------------------------

Compared to year-end 2001, total assets under management were 11.0% lower at EUR
456.7 billion. The net new inflow of EUR 7.3 billion demonstrates continued strong client confidence in ING's investment professionals. Most business units contributed to the inflow, but notably ING Investment Management and the US operations. In addition, the joint venture with ANZ contributed EUR 4.3 billion. The negative impact of the ongoing slide in asset values amounted to EUR 44.6 billion, while the impact of exchange rate fluctuations was a negative EUR 23.4 billion.

At 30 September 2002, 33% of total assets under management was invested in equity, 57% in fixed income, 6% in real estate and 4% in cash.

Of ING's mutual funds, 50% performed better on an asset-weighted basis than their relevant benchmark on a 3- and 5-year investment horizon. With 62% of assets showing an above median one-year fund performance, ING's asset managers continued to perform well in comparison with their peers. With at least 62% of assets delivering an above-median investment performance on a 1- and 5-year horizon, ING's fixed income performance stands out especially.

PROFIT CONTRIBUTION
Asset management activities are conducted by both the insurance and banking operations and their results are included in the results of both operations. A functional asset management profit can be extracted from these results that gives a more comprehensive insight into the relative importance of asset management within ING Group than the operational result of the EC ING Asset Management. The functional operational result before taxation from asset management activities decreased by 51% from EUR 410 million to EUR 200 million. The functional share of asset management in ING Group's operational result before taxation declined from 9% to 4%.

-------------------------------------

The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2001. All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets,
(ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.


APPENDICES

1.  Key figures

2.  Consolidated profit and loss account

3.  Consolidated profit and loss account third quarter

4.  Consolidated balance sheet and changes in shareholders' equity

5.  Quarterly results and condensed consolidated statement of cash flows

6. Geographical breakdown of operational income and geographical breakdown of operational result before taxation

7. Additional information: operational realised capital gains on equities, operational realised capital gains on real estate, bank lending and efficiency ratios banking operations per executive centre

8.  Information for shareholders

APPENDIX 1. KEY FIGURES

                                          1997       1998        1999        2000        2001       First       FIRST
                                                                                                     nine        NINE
                                                                                                   months      MONTHS
                                                                                                     2001        2002
---------------------------------------------------------------------------------------------------------------------
BALANCE SHEET (EUR x billion)
Total assets                             281.5      394.9       492.8       650.2       705.1       682.6       721.6
Investments                              110.9      149.8       195.8       277.2       307.4       284.8       306.7
Lending                                  113.8      153.7       201.8       246.8       254.2       236.8       272.5
Insurance provisions                      75.5       84.6       107.5       200.2       214.0       199.6       199.0
Shareholders' equity                      21.9       29.1        34.6        25.3        21.5        20.0        16.5

RESULTS (EUR x million)
Income insurance operations
Premium income                          14,345     20,448      22,412      29,114      50,460      35,942      39,711
Income from investments,
commission and other income              5,190      6,460       7,308       9,193      12,617       9,403       9,760
                                        ------     ------      ------      ------      ------      ------      ------
                                        19,535     26,908      29,720      38,307      63,077      45,345      49,471
Income banking operations
Interest                                 3,516      5,201       5,652       5,786       6,072       4,407       5,583
Commission                               1,645      2,323       2,856       3,630       2,765       2,085       1,993
Other income                             1,145        891       1,368       1,886       2,274       1,819       1,071
                                        ------     ------      ------      ------      ------      ------      ------
                                         6,306      8,415       9,876      11,302      11,111       8,311       8,647

Total income                            25,823     35,307      39,584      49,568      74,163      53,641      58,107
Total expenditure                       22,859     32,438      35,203      43,801      68,422      49,057      53,618

Operational result before taxation
Insurance operations                     1,688      2,065       2,400       3,162       3,571       2,804       3,132
Banking operations                       1,276        804       1,981       2,605       2,170       1,780       1,357
                                        ------     ------      ------      ------      ------      ------      ------
                                         2,964      2,869       4,381       5,767       5,741       4,584       4,489
Dividend on own shares                     -44
                                        ------     ------      ------      ------      ------      ------      ------
Total                                    2,920      2,869       4,381       5,767       5,741       4,584       4,489

Operational net profit                   2,180      2,103       3,229       4,008       4,252       3,304       3,328
Net profit                               2,206      2,669       4,922      11,984       4,577       3,629       3,578
Net profit available for ordinary
shares                                   2,185      2,648       4,901      11,963       4,556       3,613       3,562

Figures per ordinary share of EUR 0.24 nominal value
Operational net profit                    1.40       1.12        1.68        2.09        2.20        1.71        1.72
Net profit                                1.42       1.42        2.56        6.27        2.37        1.88        1.85
Distributable net profit                  1.42       1.42        1.84        2.56        2.20        1.71        1.72
Diluted net profit                        1.38       1.40        2.52        6.18        2.35        1.87        1.85
Dividend                                  0.52       0.63        0.82        1.13        0.97
Dividend pay-out ratio                    36.9       43.9        44.4        43.9        44.1
Shareholders' equity                     13.30      15.21       17.90       13.04       11.03       10.24        8.40
Diluted shareholders' equity             12.94      14.93       17.65       12.86       10.92       10.18        8.40

Employees
Average number of staff                 64,162     82,750      86,040      92,650     111,998     111,010     112,180
Full time equivalents, end of period                           88,931     108,965     113,143     117,221     111,732

APPENDIX 2. CONSOLIDATED PROFIT AND LOSS ACCOUNT*

                                                      INSURANCE             BANKING                TOTAL*         %
                                                     OPERATIONS          OPERATIONS            FIRST NINE    CHANGE
                                                     FIRST NINE          FIRST NINE                MONTHS
                                                         MONTHS              MONTHS
in EUR x million                                2001       2002      2001      2002       2001       2002
-------------------------------------------------------------------------------------------------------------------
Premium income                                35,942     39,711                         35,942     39,711      10.5
Income from investments of the insurance
operations for own risk                        7,787      8,132                          7,725      8,079       4.6
Interest result                                                     4,407     5,583      4,454      5,625      26.3
Commission                                     1,034      1,031     2,085     1,993      3,119      3,024      -3.0
Other income                                     582        597     1,819     1,071      2,401      1,668     -30.5
                                              ------     ------     -----     -----     ------     ------
TOTAL INCOME                                  45,345     49,471     8,311     8,647     53,641     58,107       8.3


Underwriting expenditure                      37,776     41,699                         37,776     41,699      10.4
Other interest expenses                          960        932         5                  950        921      -3.1
Operating expenses                             3,805      3,708     6,026     6,365      9,831     10,073       2.5
Additions to the provision for loan losses
                                                                      500       925        500        925      85.0
                                              ------     ------     -----     -----     ------     ------
TOTAL EXPENDITURE                             42,541     46,339     6,531     7,290     49,057     53,618       9.3


OPERATIONAL RESULT BEFORE TAXATION             2,804      3,132     1,780     1,357      4,584      4,489      -2.1

Taxation                                         640        584       406       330      1,046        914     -12.6
Third-party interests                             48         70       186       177        234        247       5.6
                                              ------     ------     -----     -----     ------     ------
OPERATIONAL NET PROFIT                         2,116      2,478     1,188       850      3,304      3,328       0.7

Non-operational results:
Result on sale of investments re
financing of acquisitions                        325                                       325
Part of the gain on joint-venture ANZ                       283                                       283
                                              ------     ------     -----     -----     ------     ------
Non-operational results before taxation
                                                 325        283                            325        283
Taxation on non-operational results                          33                                        33
                                              ------     ------     -----     -----     ------     ------
NON-OPERATIONAL NET PROFIT                       325        250                            325        250

NET PROFIT                                     2,441      2,728     1,188       850      3,629      3,578      -1.4

* Including intercompany eliminations.

APPENDIX 3. CONSOLIDATED PROFIT AND LOSS ACCOUNT THIRD QUARTER

                                                      INSURANCE              BANKING               TOTAL*     % CHANGE
                                                     OPERATIONS           OPERATIONS        THIRD QUARTER
                                                  THIRD QUARTER        THIRD QUARTER
in EUR x million                                2001       2002      2001       2002       2001       2002
-----------------------------------------------------------------------------------------------------------------------
Premium income                                11,452     11,551                          11,452     11,551         0.9
Income from investments of the insurance
operations for own risk                        2,913      2,841                           2,896      2,819        -2.7
Interest result                                                     1,465      1,950      1,477      1,969        33.3
Commission                                       319        293       647        606        966        899        -6.9
Other income                                     156        132       482        223        638        355       -44.4
                                              ------     ------     -----      -----     ------     ------
TOTAL INCOME                                  14,840     14,817     2,594      2,779     17,429     17,593         0.9

Underwriting expenditure                      12,410     12,342                          12,410     12,342        -0.5
Other interest expenses                          293        262                             288        259       -10.1
Operating expenses                             1,301      1,134     1,971      2,205      3,272      3,339         2.0
Additions to the provision for loan
losses                                                                225        300        225        300        33.3
                                              ------     ------     -----      -----     ------     ------
TOTAL EXPENDITURE                             14,004     13,738     2,196      2,505     16,195     16,240         0.3


OPERATIONAL RESULT BEFORE TAXATION               836      1,079       398        274      1,234      1,353         9.6

Taxation                                         168        237        91         69        259        306        18.1
Third-party interests                             15         17        59         56         74         73        -1.4
                                              ------     ------     -----      -----     ------     ------
OPERATIONAL NET PROFIT                           653        825       248        149        901        974         8.1

* Including intercompany eliminations.

APPENDIX 4. CONSOLIDATED BALANCE SHEET

In EUR x million                                     31 DECEMBER 2001        30 SEPTEMBER 2002        % CHANGE

Assets

Tangible fixed assets                                           2,032                    1,410           -30.6
Participating interests                                         2,628                    3,065            16.6
Investments                                                   307,446                  306,659            -0.3
Lending                                                       254,214                  272,535             7.2
Banks                                                          54,083                   55,960             3.5
Cash                                                            9,264                    8,776            -5.3
Other assets                                                   49,775                   47,276            -5.0
Accrued assets                                                 25,677                   25,883             0.8
                                                              -------                  -------
TOTAL                                                         705,119                  721,564             2.3

Equity and liabilities

Shareholders' equity                                           21,514                   16,494           -23.3
Preference shares of Group companies                            2,542                    2,287           -10.0
Third-party interests                                           1,461                    1,720            17.7
                                                              -------                  -------
Group equity                                                   25,517                   20,501           -19.7
Subordinated loan                                                 600                    1,413          135.5.
                                                              -------                  -------
Group capital base                                             26,117                   21,914           -16.1

General provisions                                              4,587                    4,068           -11.3
Insurance provisions                                          213,986                  199,008            -7.0
Funds entrusted to and debt securities of
the banking operations                                        276,367                  312,143            12.9
Banks                                                         107,810                  101,907            -5.5
Other liabilities                                              63,349                   69,739            10.1
Accrued liabilities                                            12,903                   12,785            -0.9
                                                              -------                  -------
TOTAL                                                         705,119                  721,564             2.3

CHANGES IN SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2000/2001                                       25,274          21,514
In EUR x million
Revaluations (after tax)                                                                -3,978          -4,906
Write-off of goodwill                                                                   -1,908          -1,123
Exchange rate differences                                                                  212            -865
Net profit                                                                               4,577           3,578
Exercise of warrants and stock options                                                     163              -2
Changes in ING Groep N.V. shares held by group companies                                  -526             171
Dividend paid                                                                           -2,300          -1,969
Other                                                                                                       96
                                                                                       -------
SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2001 / 30 SEPTEMBER 2002                        21,514          16,494

APPENDIX 5. QUARTERLY RESULTS

                                                   2001      2001      2001     2001      2002      2002      2002
in EUR x million                                     Q1        Q2        Q3       Q4        Q1        Q2        Q3
------------------------------------------------------------------------------------------------------------------
Life                                                794       824       714      626       828       906       888
Non-life                                            125       225       122      141       153       166       191
                                                  -----     -----     -----    -----     -----     -----     -----
Total insurance operations                          919     1,049       836      767       981     1,072     1,079
Total banking operations                            675       707       398      390       546       537       274
                                                  -----     -----     -----    -----     -----     -----     -----
OPERATIONAL RESULT BEFORE TAXATION                1,594     1,756     1,234    1,157     1,527     1,609     1,353
Taxation                                            383       404       260      118       316       292       306
Third-party interests                                80        80        73       91        75        99        73
                                                  -----     -----     -----    -----     -----     -----     -----
OPERATIONAL NET PROFIT                            1,131     1,272       901      948     1,136     1,218       974
of which:
Insurance operations                                681       782       653      694       787       866       825
Banking operations                                  450       490       248      254       349       352       149

OPERATIONAL NET PROFIT PER ORDINARY SHARE          0.59      0.65      0.47     0.49      0.59      0.63      0.50


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                          FIRST NINE MONTHS 2002
in EUR x million
-------------------------------------------------------------------------------
Net cash flow from operating activities                                   27,013

Investments and advances:
- participating interests                                                 -1,318
- investments in shares and property                                      -6,171
- investments in fixed-interest securities                              -216,153
- other investments                                                          -40
Disposals and redemptions:
- participating interests                                                    595
- investments in shares and property                                       6,464
- investments in fixed-interest securities                               180,389
- other investments                                                           65
Net investment for risk of policyholders                                   9,485
                                                                           -----
Net cash flow from investing activities                                  -26,684

Subordinated loans of Group companies                                      2,068
Bonds, loans taken up and deposits by reinsurers                           1,460
Private placements of ordinary shares                                         25
Changes in shares ING Groep N.V.                                              97
Cash dividends                                                            -1,977
                                                                          ------
Net cash flow from financing activities                                    1,673

Net cash flow                                                              2,002
Cash at beginning of year                                                  4,681
Exchange rate differences                                                  1,504
                                                                           -----
CASH AT END OF PERIOD                                                      8,187

APPENDIX 6. GEOGRAPHICAL BREAKDOWN OF OPERATIONAL INCOME

                                        INSURANCE              BANKING                 TOTAL           %
                                       OPERATIONS           OPERATIONS            FIRST NINE      CHANGE
                                       FIRST NINE           FIRST NINE               MONTHS*
                                           MONTHS               MONTHS
in EUR x million                   2001      2002       2001      2002       2001       2002
---------------------------------------------------------------------------------------------------------
The Netherlands                   8,836     9,105      3,553     3,807     12,376     12,904         4.3
Belgium                           1,539     1,936      1,516     1,613      3,055      3,549        16.2
Rest of Europe                    1,391     1,391      2,204     2,203      3,595      3,594        -0.0
North America                    27,544    30,257        446       482     27,988     30,738         9.8
South America                     1,044       695        170       164      1,214        859       -29.2
Asia                              3,978     4,685        381       293      4,359      4,978        14.2
Australia                         1,244     1,742         35        79      1,279      1,821        42.4
Other                               148       330          6         6        154        336       118.2
                                 ------    ------      -----     -----     ------     -----
                                 45,724    50,141      8,311     8,647     54,020     58,779         8.8
Income between areas               -379      -670                            -379       -672
                                 ------    ------      -----     -----     ------     -----
OPERATIONAL INCOME               45,345    49,471      8,311     8,647     53,641     58,107         8.3

* After eliminations

GEOGRAPHICAL BREAKDOWN OF OPERATIONAL RESULT BEFORE TAXATION

                                        INSURANCE              BANKING                 TOTAL           %
                                       OPERATIONS           OPERATIONS            FIRST NINE      CHANGE
                                       FIRST NINE           FIRST NINE                MONTHS
                                           MONTHS               MONTHS
in EUR x million                   2001      2002      2001       2002        2001      2002
---------------------------------------------------------------------------------------------------------

The Netherlands                   1,583     1,706     1,097      1,163       2,680     2,869         7.1
Belgium                              70        56       358        454         428       510        19.2
Rest of Europe                       91       112       339        -99         430        13       -97.0
North America                       656       710      -198       -124         458       586        27.9
South America                        62        48        44        -46         106         2       -98.1
Asia                                184       181       157        -23         341       158       -53.7
Australia                            96       298       -14         34          82       332       304.9
Other                                62        21        -3         -2          59        19       -67.8
                                  -----     -----     -----      -----       -----     -----
OPERATIONAL RESULT
BEFORE TAXATION                   2,804     3,132     1,780      1,357       4,584     4,489        -2.1

APPENDIX 7. ADDITIONAL INFORMATION

SPECIFICATION OF OPERATIONAL REALISED CAPITAL GAINS ON EQUITIES

                                 FIRST NINE      FIRST NINE             %
In EUR x million                     MONTHS          MONTHS        CHANGE
                                       2001            2002
-------------------------------------------------------------------------
Life insurance                          488             665          36.3
Non-life insurance                       88              69         -21.6
                                         --              --
Total before taxation                   576             734          27.4
Taxation                                 53             119         124.5
                                         --             ---
TOTAL AFTER TAXATION                    523             615          17.6


SPECIFICATION OF OPERATIONAL REALISED CAPITAL GAINS ON REAL ESTATE

                                 FIRST NINE MONTHS        FIRST NINE MONTHS
in EUR x million                              2001                     2002
--------------------------------------------------------------------------

Life insurance                                 109                      219
Non-life insurance                               3                       17
                                               ---                      ---
Total before taxation                          112                      236
Taxation/third parties                          39                       86
                                               ---                      ---
TOTAL AFTER TAXATION                            73                      150


BANK LENDING

                                    31 DECEMBER      30 SEPTEMBER           %
in EUR x billion                           2001              2002      CHANGE
------------------------------------------------------------------------------

The Netherlands
- public authorities                        2.2               1.9       -13.6
- other corporate                          52.8              65.5        24.1
                                          -----             -----
Total corporate                            55.0              67.4        22.5

Personal                                   70.1              75.8         8.1
                                          -----             -----
Total the Netherlands                     125.1             143.2        14.5

International                             129.1             129.3         0.2
                                          -----             -----
TOTAL BANK LENDING                        254.2             272.5         7.2


EFFICIENCY RATIOS BANKING OPERATIONS PER EXECUTIVE CENTRE

                                             FIRST NINE        FIRST NINE
                                                 MONTHS            MONTHS
in %                                               2001              2002
--------------------------------------------------------------------------

ING Europe*                                        69.7              69.3
ING Asset Management                               93.8              88.5
TOTAL BANKING OPERATIONS*                          70.5              69.9

* Excluding ING Direct and the restructuring provision for international wholesale banking.

APPENDIX 8. INFORMATION FOR SHAREHOLDERS

SHARES AND WARRANTS
The average number of shares used for the calculation of net profit per share, was 1,925.8 million (1,923.0 million for the first nine months 2001). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of September 2002 was 1,992.7 million (including 64.8 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) preference shares of EUR 1.20 nominal value outstanding at the end of September 2002 was 87.1 million. Until 1 January 2004, the dividend on these preference shares will amount to EUR 0.2405.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of September 2002 was 17.2 million.

In the first nine months of 2002, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 1,393.1 million (purchases and sales). The highest closing price was EUR 31.20, the lowest EUR 13.30; the closing price at the end of September 2002 was EUR 14.00.

LISTING
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

IMPORTANT DATES IN 2003*:

o   21 February 2003: publication annual results 2002

o 15 April 2003, 10:30 a.m. CET: Annual General Meeting of Shareholders, Circustheater, The Hague

o   15 May 2003: publication results first three months 2003

o   14 August 2003: publication results first six months 2003

o   14 November 2003: publication results first nine months 2003


* All dates shown are provisional.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized



                           ING Groep N.V.
                           (Registrant)



                           By:   /s/C.Maas
                                ------------------------------------------------
                                    C. Maas
                                    Chief Financial Officer



                           By:   /s/H. van Barneveld
                                ------------------------------------------------
                                    H. van Barneveld
                                    General Manager Corporate Control & Finance








Dated: November 21, 2002